Exhibit 99.1

Glass House Brands to Acquire Remaining Equity, Property Ownership in The Pottery Dispensary

- Expands Glass House’s wholly-owned dispensary footprint to four

LONG BEACH, CA and TORONTO, May 3, 2022 // -- Glass House Brands Inc. (“Glass House” or the “Company”) (NEO: GLAS.A.U and GLAS.WT.U)(OTCQX: GLASF and GHBWF), one of the fastest-growing, vertically-integrated cannabis companies in the U.S., today announced that it has entered into a binding Letter of Intent (“LOI”) to acquire the remaining equity and property ownership interest in the award-winning The Pottery dispensary (the “Agreement”). Glass House currently owns 50% of each the equity and property ownership interest in the dispensary, located at 5042-5044, 5048-5052 and 5054-5058 Venice Boulevard, Los Angeles, California (the “Property”).

“Voted one of the top 17 best dispensaries in Los Angeles by Thrillist and L.A. Times, The Pottery is one of the leading cannabis retailers in Southern California,” said Kyle Kazan, Glass House Chairman and CEO. “Designed with a unique urban aesthetic reflective of its convenient centrally located location, The Pottery provides consumers with elevated and interactive retail experiences. It also has a fully functioning indoor cultivation facility. We are thrilled to acquire the remaining ownership stake in this location, our fourth wholly-owned dispensary in the State, and look forward to consolidating its performance in our financial results.”

Mr. Kazan added, “Based on its first-quarter run-rate, we currently expect The Pottery to generate 2022 annualized revenue of approximately $3.9 million. Additionally, we see upside in the Los Angeles market when the City implements a strategy to regulate the estimated thousands of unregulated stores.”

Under the terms of the Agreement, Glass House will acquire all of the equity interests of N.R.O. Management, LLC, and The Pottery, Inc. for 500,000 equity shares of Glass House set at a fixed price of $6 per share. The shares will have a one-year lock-up period from the closing date. As part of the transaction, Glass House will also acquire The Pottery’s three active state cannabis retailer, distributor, and cultivation licenses; as well as six city-level adult-use and medical cannabis retailer, distributor, and cultivation licenses. In addition, Glass House has committed to acquire all of the undivided ownership interests in the Property held by TLMD Holdings, LLC and TLMD Real Estate Holdings, LLC, respectively, for $3,005,000 in cash.

Closing of the acquisition is subject to certain customary closing conditions for transactions of this nature – including, among others, the approval of the Neo Exchange – and is expected to occur in the second quarter of 2022.

Notes:

1.	In the event that Glass House does not close the real estate purchase, the Sellers will have the option to purchase Glass House’s 50% interest in the real estate for approximately $3 million.

About Glass House Brands

Glass House Brands is one of the fastest-growing, vertically integrated cannabis companies in the U.S., with a dedicated focus on the California market and building leading, lasting brands to serve consumers across all segments. From its greenhouse cultivation operations to its manufacturing practices, from brand-building to retailing, the company's efforts are rooted in the respect for people, the environment, and the community that co-founders Kyle Kazan, Chairman and CEO, and Graham Farrar, Board Member and President, instilled at the outset. Through its portfolio of brands, which includes Glass House Farms, Forbidden Flowers, and Mama Sue Wellness, Glass House Brands is committed to realizing its vision of excellence: outstanding cannabis products, produced sustainably, for the benefit of all. For more information and company updates, visit www.glasshousebrands.com and https://ir.glasshousebrands.com/contact/email-alerts/.

Forward Looking Statements

Certain information in this press release contains "forward looking information" within the meaning of applicable securities laws. Such forward looking information includes, but is not limited to, information with respect to Glass House's objectives and the strategies to achieve these objectives, as well as information with respect to its beliefs, plans, expectations, anticipations, forecasts, estimates and intentions. This forward-looking information is identified by the use of terms and phrases such as "will", "may", "would", "should", "could", "expect", "intend", "estimate", "anticipate", "plan", "foresee", "believe", or "continue", the negative of these terms and similar terminology, including references to assumptions, although not all forward-looking information contains these terms and phrases. In particular, and without limiting the generality of the foregoing, forward looking information in this press release includes statements related to: The Pottery generating 2022 annualized revenue of approximately $3.9 million; and the expectation of an upside in the Los Angeles market when the city implements a strategy to regulate the estimated thousands of unregulated stores. Forward looking information involves known and unknown risks and uncertainties, many of which are beyond the Company's control, that could cause actual results to differ materially from those that are disclosed in or implied by such forward looking information. These risks and uncertainties include, but are not limited to, first-quarter run rates not being indicative of future financial performance; The Pottery not generating 2022 annualized revenue of approximately $3.9 million; and Los Angeles not implementing a successful strategy to regulate unregulated stores. Although the Company has attempted to identify the main risk factors that could cause actual results to differ materially from those contained in forward looking information, there may be other risk factors not presently known to the Company or that they presently believe are not material that could also cause actual results or future events to differ materially from those expressed in such forward-looking information. Consequently, all of the forward-looking information contained in this press release is qualified by the foregoing cautionary statements, and there can be no guarantee that the results or developments that the Company anticipates will be realized or, even if substantially realized, that they will have the expected consequences or effects on the Company's business, financial condition or results of operation. The forward-looking information contained herein is provided for the purposes of understanding Glass House’s proposed acquisition disclosed herein and may not be appropriate for other purposes.

For further information, please contact:

Glass House Brands Inc.

John Brebeck, Vice President of Investor Relations

T: (562) 264 5078

ir@glasshousebrands.com

Jamin Horn, General Counsel and Corporate Secretary

T: (562) 264 5078

jamin@glasshousegroup.com

Investor Relations Contact:

MATTIO Communications

T: (416) 992-4539

ir@mattio.com